SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

April 8, 2004

Microcell Telecommunications Inc.

800 de La Gauchetière Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2004

Microcell Telecommunications Inc.

By:

/s/ Jocelyn Côté Jocelyn Côté, Vice-President, Legal Affairs and Assistant Secretary

MICROCELL TELECOMMUNICATIONS INC

PROXY SOLICITED BY MANAGEMENT OF
MICROCELL TELECOMMUNICATIONS INC
FOR THE MAY 5, 2004 ANNUAL AND SPECIAL MEETING

The undersigned shareholder of Microcell Telecommunications Inc. (the “Corporation”) appoints André Bureau or, failing him, André Tremblay or ............................................... as proxyholder of the undersigned to attend and act on behalf of the undersigned at the Annual and Special Meeting of shareholders of the Corporation to be held on Wednesday, May 5, 2004 at 11:00 a.m. at the Hilton Montreal Bonaventure, 900 de La Gauchetière Street West, Montreal Quebec and at any adjournment thereof (the “Meeting”), with the power of substitution and all of the powers that the undersigned would otherwise be entitled to exercise if personally present at the Meeting, including, subject to any contrary instructions set out below, the authority to vote at the proxyholder’s discretion in respect of all matters as may properly come before the Meeting.

The undersigned specifically instructs the proxyholder to vote as indicated below:

•	With respect to the appointment of Auditors of the Corporation and authorizing the Directors to fix their remuneration:

VOTE FOR ☐	REFRAIN FROM VOTING ☐

•	With respect to the resolution to confirm the general by-law of the Corporation:

VOTE FOR ☐	VOTE AGAINST ☐

•	With respect to the resolution to confirm the expiration time under the Shareholder Rights Plan of the Corporation:

VOTE FOR ☐	VOTE AGAINST ☐

•	With respect to the resolution to amend the Employee Stock Option Plan of the Corporation:

VOTE FOR ☐	VOTE AGAINST ☐

DATE

SIGNATURE OF SHAREHOLDER

SEE REVERSE

NOTE 1 – This Form of Proxy should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

NOTE 2 – This Form of Proxy should be dated and signed by the shareholder or attorney authorised in writing and returned in the envelope provided to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th floor, Toronto, ON, M5J 2Y1, not later than the close of business on the last business day preceding the Meeting or delivered to the Chairman on the day of the Meeting. If the shareholder is a corporation, the Form of Proxy should be signed under its corporate seal or by its duly authorised officer or officers. If not dated, it shall be deemed to bear the date of March 26, 2004.

NOTE 3 – Shareholders have the right to appoint a person to attend and act for them at the Meeting other than the persons designated in the Form of Proxy, and may do so either by deleting the names of the designated persons and inserting the name of the person they wish to appoint in the space provided in the Form of Proxy, or by completing another proper Form of Proxy. The proxyholder is not required to be a shareholder of the Corporation. A beneficial shareholder who completes the Form of Proxy and who wishes to attend and vote at the Meeting personally must delete the names of the designated persons and insert his own name

NOTE 4 – This proxy is solicited by the Management of the Corporation. On any ballot held, it will be voted for or against, or withheld from voting in accordance with the instructions given by the shareholder. In the absence of any contrary instructions, this proxy will be voted “for” the above matters.